Exhibit 1

Stock Symbols:	AEM (NYSE and TSX)	For further information:
David Smith: Vice-President, Investor Relations
(416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE’S GOLD RESERVES AND RESOURCES AT RECORD LEVELS;

GOLD ZONES EXTENDED AT PINOS ALTOS IN MEXICO AND KITTILA IN FINLAND

Toronto (February 15, 2008) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on its recent exploration activities including its updated year end 2007 gold reserves and resources.

At December 31, 2007 Agnico-Eagle’s proven and probable gold reserves hit a record of 16.7 million ounces, an increase of 33% over the year end 2006 level.  The growth in gold reserves of 4.5 million ounces (prior to considering 2007 gold production) was a result of successful definition drilling at our development projects, which converted 1.6 million ounces to reserves, and the acquisition of the Meadowbank project.

Gold resources also continued to grow to record levels.  The Company’s indicated mineral resource now stands at 2.8 million ounces while the inferred mineral resource stands at 4.7 million ounces (see the following Detailed Reserve and Resource Data table for more information).  Historically, Agnico-Eagle has had great success in converting its gold resources to reserves.

With its largest ever exploration program now underway, combined with better drilling access, the Company is well positioned to achieve its gold reserve target of 18 million to 20 million ounces within the next twelve months.  With the growth in gold reserves and resources at several of the key development projects, it is anticipated that the upper end of this target range may be exceeded within the next two years as promising results continue to be encountered outside of the current gold reserve and resource envelopes.

Highlights of the exploration activity include:

•                  Gold reserves increased 33% in 2007 to a record of 16.7 million ounces

•                  Gold resources increased to a record level, even after the conversion of 1.6 million ounces to reserves in 2007

•                  In the northwest quadrant of the Pinos Altos property in Mexico, the initial inferred resource estimate on the Creston Colorado zone is 7.7 million tonnes, grading 1.4 grams per tonne gold, or 0.4 million ounces.  A scoping study for a stand-alone operation is underway

•                  Deep drilling at Kittila in Finland has confirmed the depth extension of the main Suuri deposit to approximately 1,000 metres (approximately 350 metres below the current reserves and resources).  These results have not been incorporated into the current resource estimates

“The steady growth in gold reserves, and more importantly, gold reserves per share continues to add value for our shareholders.  With gold reserves and resources at record levels, and with several of our large deposits open for further expansion, we anticipate further resource to reserve conversion in 2008” said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “Additionally, the recent deep exploration success at Kittila provides optimism that this property is one of several in our portfolio that could ultimately grow to contain over five million ounces of gold reserves” added Mr. Boyd.

The Company’s budgeted exploration expenditure in 2008 exceeds $65 million and is expected to result in drilling of approximately 270 kilometres utilizing 25 drill rigs.  The total expenditure is the highest level in the Company’s history.

Currently, each of Agnico-Eagle’s 16.7 million gold reserve ounces are at sites under construction, or in production, and are located in mining-friendly regions with low political risk.

Q4 2007 Earnings Announcement Wednesday February 20 After Market Close

The Company’s senior management will host a conference call on Thursday, February 21, 2008 at 11:00AM (E.S.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416 644 3415 or Toll-free 800 732 9307.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the 416-640-1917, passcode 21259713# or Toll-free access number 877-289-8525, passcode 21259713#.

The conference call will be replayed from Thursday, February 21, 2008 at 1:30 PM (E.S.T.) to Thursday, February 28, 2008 11:59 PM (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on the website.

Gold Reserves at Record Level

At year end 2007, the Company’s gold reserves totaled 16.7 million ounces, an increase of 33% over 2006 levels.  The largest increase came from the acquisition of Cumberland Resources Ltd. in April 2007 and the 2.9 million ounces of reserves at its Meadowbank project in Nunavut, at the time of the acquisition.  Agnico-Eagle’s subsequent exploration at Meadowbank added a further 0.6 million ounces of reserves converted from resources.

In 2008, it is expected that the overall reserve figure for Agnico-Eagle will continue to grow as the Company continues to convert its resource to reserves and continues the exploration of its properties outside of the current resource envelope.  Agnico-Eagle’s goal is to increase gold reserves, from the existing portfolio of mines and projects, reaching 18 million to 20 million ounces by year-end 2008.

The Company anticipates that the main contributors to the targeted increase in gold reserves and further gold resource increases are likely to be:

•                  Conversion of Agnico-Eagle’s current gold resources to reserves

•                  Depth extension of the main Suuri zones at Kittila

•                  New gold zones to the north of the Kittila reserves

•                  Depth and strike extension at Meadowbank

•                  Extensions of the Santo Nino and Cerro Colorado zones at Pinos Altos

•                  New gold zones in the Creston/Mascota area to the northwest of the Pinos Altos gold and silver reserve

A summary of the Company’s year end 2007 and 2006 gold reserves follows:

	Proven & Probable Reserve (000’s ounces)
Gold Reserve Summary	2007	2006
LaRonde	4,958	5,151

Goldex	1,634	1,689

Lapa	1,071	1,152

Kittila	2,996	2,616

Pinos Altos	2,547	1,837

Meadowbank	3,453	—

Other	—	17
Total	16,659	12,461

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  See the following section titled “Detailed Mineral Reserve and Resource Data” for the break out of each reserve and resource category, including Proven and Probable.

The assumptions used in calculating the 2007 reserves and resources were $583 per ounce gold, $10.77 per ounce silver, $1.19 per pound zinc, $2.65 per pound copper, a C$/US$ exchange rate of 1.19, a US$/Euro exchange rate of 2.65, and a Mexican Peso/US$ exchange rate of 10.91.  For every 10% change in the gold price (leaving all other assumptions unchanged), there would be an estimated 1% change in proven and probable reserves.  The metals prices and exchange rates used in the reserve and resource calculation are the trailing three year averages for such prices or rates in each case, as mandated by the U.S. Securities and Exchange Commission.

The significant byproduct reserves and resources for silver, zinc and copper, contained in the LaRonde ore body, and the silver reserves contained at Pinos Altos, are presented in the Detailed Mineral Reserve and Resource Data section set out below, and are not included in Agnico-Eagle’s gold reserve and resource totals.  Please see this section for more detailed reserve and resource estimates for all the Company’s properties.

Agnico-Eagle’s proven and probable byproduct reserves total approximately 118 million ounces of silver, 683,000 tonnes of zinc and 105,000 tonnes of copper.

Creston Colorado Zone in the Creston/Mascota Area Continues to Grow, May Support Stand-Alone Operation

At the 100% owned Pinos Altos project in Chihuahua state, northern Mexico, results continue to confirm the continuity of the Creston Colorado zone.  This gold and silver-bearing zone is located in the Creston/Mascota area in the northwest quadrant of the property, approximately seven kilometres from the main Santo Nino deposit.

In the fall of 2006, surface mapping, sampling and trenching identified gold associated with at least two, shallowly-dipping, zones of brecciated quartz vein and quartz stockwork mineralization near surface.  The mineralization is similar to that of Santo Nino, except in its orientation.  Drilling began in December 2006 and two drills are currently operating on the Creston Colorado zone.

The gold mineralization in this zone is now known to extend at least a further 200 metres along strike.  The current strike length is approximately 900 metres with widths ranging between 50 metres and 200 metres and thicknesses ranging between 10 metres and 60 metres.   The gold grades tend to range between one and three grams per tonne.

The initial inferred resource estimate on this area is 0.4 million ounces of gold and 4.0 million ounces of silver from 7.7 million tonnes of ore grading 1.4 grams per tonne gold and 16.2 grams per tonne silver, respectively.

The 2008 exploration program will include further follow up and definition on the known mineral indications immediately to the north over a further strike length of approximately one kilometre.  The program will test the theory that the current Creston Colorado mineralization extends all the way to the historic El Cebollin workings.

Additionally, the nature of the West Fault, which appears to separate the Creston Colorado and the Mascota zones will be the focus of near term exploration efforts.

A scoping study is now underway which is contemplating the extraction of the mineralization in the Creston/Mascota area as a stand-alone operation, possibly with processing via heap leach methods.  The study is expected to be completed by the end of 2008.

Recent Drilling Results

The recent results include drill hole CM-07-051 which has returned a true thickness of 42.6 metres grading 2.27 g Au/t and 21.50 g Ag/t and hole CM-07-057 which has returned a true thickness of 9.4 metres grading 9.07 g Au/t and 63.0 g Ag/t.  These two holes are approximately 200 metres north of the previously known northerly extent of the mineralization.  The mineralization is now known to extend from approximately section C3135400 to section C3136300, or 900 metres.

http://www.agnico-eagle.com/files/Creston MascotaPlanMap15Feb08.pdf

http://www.agnico-eagle.com/files/CrestonMascottaAerialView15Feb08.pdf

http://www.agnico-eagle.com/files/CrestonMascotaSec5980N15Feb08.pdf

http://www.agnico-eagle.com/files/CrestonMascotaSec6300N15Feb08.pdf

Additionally, drill hole CM-07-049 reported a true thickness of 53.8 metres grading 1.39 g/t gold and 19.91 g/t silver.  Drill hole CM-07-048, located on section C3136100N, has returned a true width of 14.52 metres grading 1.34 g/t gold and 17.87 g/t silver.  These holes appear to be near the western edge of fault controlled, but strongly developed, mineralization as found in CM-07-033 on section C3136000N.

Drill hole CM-07-058 has returned a true thickness of 27.1 metres grading 1.12 g/t gold and 31.22 g/t silver.  This hole was drilled vertically in the central portion of the deposit and verified the grade continuity.

Drill hole CM-07-054 was part of a program designed to look for a deeper feeder zone for the known mineralization.  While it intersected relatively high grades, further investigation is required to fully define this zone.

Drill hole CM-07-059 was a vertical infill hole which confirmed grade and continuity.

Drill Hole	Zone	True Width(1) (metres)	From (metres)	To (metres)	Gold (g/t) Cut to 41 g	Silver (g/t) Cut to 1.5 kg
CM-07-054	Creston Colorado	11.2	35.5	52.0	5.07	65.5
CM-07-058	Creston Colorado	27.1	30.0	66.0	1.12	31.2
and	Creston Colorado	13.2	83.0	100.5	1.11	32.6
CM-07-048	Creston Colorado	14.5	38.5	53.5	1.34	17.9
CM-07-049	Creston Colorado	53.4	65.9	119.7	1.22	19.9
CM-07-051	Creston Colorado	42.3	97.0	139.6	2.27	21.5
and	Creston Colorado	3.7	135.9	139.6	4.7	14.6
CM-07-057(2)	Creston Colorado	9.4	100.0	109.4	9.1	63.1
CM-07-059(2)	Creston Colorado	18.4	42.0	60.4	2.5	14.0

(1) The true widths for these drill holes is preliminary and may be subject to change.

(2) Assays are preliminary and although quality is assured, the complete quality assurance procedure is not completed as routine check assays have not yet been returned.

A new nine kilometre road has been completed to provide better access to this area.  Currently twelve drill pads are accessible from the road.  With further success in this region, it is likely that other drill rigs will be moved in to attempt to further extend and delineate the mineralization.

The current gold reserves on the entire Pinos Altos property total 2.5 million ounces from 24.7 million tonnes of ore in probable reserves grading 3.2 grams per tonne.  The Pinos Altos deposit also includes approximately 73.0 million ounces of silver in the reserve category.  A table detailing the entire resource is included at the end of the press release.

Seven drill rigs are currently operational on the Pinos Altos property: two drills are located on Creston Colorado, two drills located underground are converting mineral resource to reserve and expanding the resource at depth in the mine project area, and three others are testing the western edge and the deep extension on Cerro Colorado. The budgeted exploration expenditure for 2008 in Mexico exceeds $7.6 million for a total of 30,500 metres of diamond drilling.

All the necessary land agreements with the four local ejidos have been established. Negotiations for additional surface rights with the underlying royalty holder are ongoing. If these negotiations are not successful, modifications to the proposed mine plan contained in the base case feasibility study will be implemented.  Early site construction work has commenced.

Finland — Confirmation of the Deep Extension of the Main Zone at Kittila

At the 100% owned Kittila mine project in northern Finland, six diamond drills continue to operate.  Four drill rigs are located on the property covered by the Kittila mining lease, including an underground drill.  These drills are dedicated to further definition of the current reserves and resources and are attempting to extend the  resources at depth and along strike.  The remaining two drills continue to be focused on exploration outside of the Kittila mining lease along the 15 kilometre long Suurikuusikko Trend.

Since May 2007, when two deep intercepts on the main Suuri zone were reported, exploration drilling to potentially extend the resource envelope at depth has been a priority.  Four additional deep drill holes were recently completed on the main Suuri zone and a second drill has recently been added to accelerate this exploration.

The current resources and reserves do not include any results from the drilling at depth.  However, this recent drilling, and the currently planned first-half 2008 drilling, is expected to enable a mid-year resource update.  This update is anticipated to extend the calculated resource to the depth of these recent holes.

The Suuri zone is considered to be divided into three distinct lenses, East, Central and West.  These three lenses currently host the majority of the reserves of the Kittila mine.  Holes SUU07015, 07016 and 07018 intercepted potentially economic East lens values varying between 4.7 g/t to 6.7 g/t over 3.0 metres to 5.9 metres over a 500 metre strike length on this down plunge extension of the Suuri zone.

Due to the steep angle of drilling, these holes were unable to test for extensions of the Central and West lenses.  However, the Central and West lenses make up a significant portion of reserves in the upper portions of the Main deposit but are untested below depths of 500 metres.  All three lenses will be tested at depth by further surface drilling in 2008 and by underground drilling in 2009 when the decline reaches its planned depth.

This recent drilling suggests that potential economic mineralization occurs along most of the, currently defined, 500 metre strike length of the main Suuri zone to depths of at least 1000 metres.

http://www.agnico-eagle.com/files/KittilaLongsection15Feb08.pdf

Drill Hole	Zone	True Width (metres)	From (metres)	To (metres)	Gold (g/t)
SUU07015	EAST	3.0	956.65	936.2	2.7
And	EAST	5.9	970.15	978.60	4.7
SUU07016	EAST	3.0	1081.0	1086.4	6.7
SUU07018	EAST	5.1	858.35	865.70	5.3

At December 31, 2007, the Kittila deposit contained 3.0 million ounces of probable gold reserves (18.2 million tonnes grading 5.1 grams per tonne).  In the indicated mineral resource category there is a further 5.4 million tonnes grading 3.0 grams per tonne, or 0.5 million ounces.  In the inferred mineral resource category there is 10.8 million tonnes grading 3.4 grams per tonne, or 1.2 million ounces.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.

Creston Colorado / Mascota Drill Hole Locations and Orientations(1)

HOLE-ID	NORTH	EAST	ELEV.	AZIMUTH (deg)	DIP (deg)	LENGTH (m)
CM-07-054	3136156.4	760736.5	1951.1	162	-45	407.7
CM-07-058	3135897.8	760821.5	1988.2	0	-90	179.7
CM-07-048	3136082.5	760674.4	1975.6	094	-65	284.5
CM-07-049	3135988.8	760718.8	1989.4	90	-55	239.5
CM-07-051	3136303.4	760656.1	1923.2	095	-45	224.5
CM-07-057	3136300	760665	1923.0	0	-90	396.5
CM-07-059	3135961	760825	2003	0	-90	162.0

(1) Coordinate System UTM Nad27 Zone14

Detailed Mineral Reserve and Resource Data — December 31, 2007

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
Goldex	2.23				18	250
Lapa	10.65				1	2.8
LaRonde	2.77	73.80	0.33	3.81	416	4,672
Subtotal Proven Mineral Reserve	2.75				435	4,924
Probable Mineral Reserve
Goldex	2.20				1,616	22,849
Kittila	5.12				2,996	18,205
Lapa	8.86				1,070	3,756
LaRonde	4.67	34.61	0.30	1.67	4,542	30,225
Meadowbank	3.67				3,453	29,261
Pinos Altos	3.21	92.21			2,547	24,657
Subtotal Probable Mineral Reserve	3.91				16,224	128,952
Total Proven and Probable Mineral Reserves	3.87				16,659	133,877

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Indicated Mineral Resource
Bousquet	5.63				309	1,704
Ellison	5.68				76	415
Goldex	2.75				27	303
Kittila	3.03				527	5,416
Lapa	4.48				124	865
LaRonde	2.14	25.33	0.14	1.70	388	5,643
Meadowbank	2.30				1,078	14,582
Pinos Altos	1.36	49.88			270	6,182
Total Indicated Resource	2.48				2,799	35,111

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Inferred Mineral Resource
Bousquet	7.45				399	1,667
Ellison	5.81				147	786
Goldex	2.35				897	11,889
Lapa	8.96				219	759
LaRonde	6.26	22.65	0.47	1.07	950	4,723
Meadowbank	3.49				385	3,434
Pinos Altos	1.44	24.08			568	12,237
Kittila	3.39				1,181	10,832
Total Inferred Resource	3.19				4,747	46,326

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this press release has been prepared as at February 15, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: the Company’s forward looking production guidance, including estimated ore grades, metal production, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources, and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 15, 2008 were based on three-year average prices for the period ending December 31st, 2007 of $583 per ounce gold, $10.77 per ounce silver, $1.19 per pound zinc, $2.65 per pound copper and C$/US$, US$/Euro, and MXP/US$ exchange rates of 1.14,  1.29 and 10.91, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are exclusive of mineral resources.

A Qualified Person, Dyane Duquette P.Geo., Assistant Superintendent of Technical Services for the Goldex project, was responsible for the mineral reserve and mineral resource estimate at the Goldex project. Descriptions of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and of any issues which might materially affect the latter may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate is December 31, 2007.

The Kittila mine project mineral resource and mineral reserve estimate was prepared by Jyrki Korteniemi, the Superintendent of Geology for the Kittila Project under the supervision of a Qualified Person, Marc Legault P.Eng., the Company’s Vice-President, Project Development. The effective date of the estimate is December 31, 2007. The gold grade cut-off used to determine the mineral resources varied between 1.5 and 2.4 g/t for open pit and underground, respectively. A mineral reserve cut-off based on gold grade that varied between 2.0 and 3.2 g/t was used for open pit and underground, respectively. The other key parameters, assumptions and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report on the Suurikuusikko project (now the Kittila mine project) that was posted on SEDAR on March 14, 2006. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

The Qualified Person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Geology for the Lapa mine project.  A cut-off that varied between 3.7 and 4.9 gram of gold per tonne, depending on the category, was used to determine the mineral resource while a cut-off of 4.8 gram of gold per tonne was used to determine the mining reserves. A description of the other key assumptions, parameters and methods used to estimate the mineral resources and reserves and any issues which might materially affect the latter may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006. The effective date of the estimate is December 31, 2007.

The Qualified Person responsible for the LaRonde mineral reserve and resource estimate is François Blanchet Ing., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is December 31, 2007. A cut-off that varied between C$51 and C$55 per tonne, depending on the category and area was used to determine the mineral resource while a cut-off that varied between C$61 and C$73 per tonne, depending on the mining area, was used to determine the mining reserves. The other key assumptions, parameters and methods that were used to estimate the mineral resources and reserves are not significantly different as that found in the Technical Report by Guy Gosselin, P.Geo., that was posted on SEDAR on March 23, 2005. Issues that might materially affect the LaRonde mineral resources and reserves are set out in the same Technical Report.

The Qualified Person responsible for the Meadowbank mineral resource estimate is Daniel Doucet Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. The effective date of the estimate is December 31, 2007. A gold grade cut-off that varied between 0.8 and 1.1 g/t, depending on the area, was used to determine the mineral resource while a cut-off of 1.5 g/t was used to determine the mining reserve. Except for these differences in the resource and reserve cut-offs, the other key assumptions, parameters and methods used to estimate the mineral resources are essentially identical to those reported in the Technical Report disclosed by Cumberland Resources Ltd. on SEDAR on March 31, 2005. Issues that might materially affect the Meadowbank mineral resources and reserves are set out in the same Technical Report.

The Qualified Person responsible for the Pinos Altos mineral resource and reserve estimate is Daniel Doucet, Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. The effective date of the estimate is December 31, 2007. A cut-off that varied between $4.56 and $28.50 per tonne, was used to determine the mineral resource for open pit and underground, respectively. A cut-off that varied between $6.08 and $18.69 per tonne was used to determine heap-leach and milled reserves, respectively while a cut-off of $38 per tonne was used to determine the underground mining reserve. Except for these differences in the resource and reserve cut-offs, the other key assumptions, parameters and methods used to estimate the mineral resources are essentially identical to those reported in the Technical Report disclosed on SEDAR on September 24, 2007. Issues that might materially affect the Pinos Altos mineral resources and reserves are set out in the same Technical Report.

Roger Doucet, P.Geo., the Company’s Exploration Manager for Mexico, who is a Qualified Person, has prepared and reviewed the exploration results for Pinos Altos that are disclosed in this press release. Required information for Pinos Altos exploration information that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.3 can be found in the Company’s Technical Report disclosed on SEDAR on September 24, 2007.

The preparation of the exploration results for Kittila was supervised by a Qualified Person, Marc Legault, P.Eng., the Company’s Vice-President, Project Development. Required information for Kittila exploration information that is set out in Canadian Securities Administrators’ National Instrument 43-101 Sections 3.2 and 3.3 can be found in the Company’s Technical Report disclosed on SEDAR on March 14, 2006.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States. The estimates presented herein are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold during 2008 and beyond and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set forth in the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Canadian Securities Administrators and the SEC.